                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 425



FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:   CURIS,  INC.

Date of Report:  March 6, 2000

The statements in this presentation that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally.


INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CURIS, INC., CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

Curis Introductory Slide Presentation:

[CREATIVE BIOMOLECULES, INC. LOGO] [REPROGENESIS, INC. LOGO]
[ONTOGENY, INC. LOGO]

                                     CURIS

              REGENERATIVE THERAPEUTICS FROM FUNCTIONAL GENOMICS
                                      AND
                             DEVELOPMENTAL BIOLOGY

SAFE HARBOR STATEMENT

     THE STATEMENTS IN THIS PRESENTATION THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH THE INHERENT UNCERTAINTY OF PHARMACEUTICAL RESEARCH, PRODUCT DEVELOPMENT, REGULATORY APPROVAL AND COMMERCIALIZATION, THE IMPACT OF COMPETITIVE PRODUCTS, PATENTS, PATENT LITIGATION, PRODUCT LIABILITY, THIRD PARTY REIMBURSEMENT AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE BIOTECHNOLOGY INDUSTRY. FOR ADDITIONAL CONCERNING FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, PLEASE REFER TO THE RISK FACTORS SECTION OF CREATIVE BIOMOLECULES, INC.'S FORM 10K FOR THE YEAR ENDED 1998. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC.

     INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CURIS, INC. CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

CURIS HIGHLIGHTS
-    MERGER OF CREATIVE BIOMOLECULES (CBMI), ONTOGENY AND
     REPROGENESIS
     REGENERATIVE MEDICINE PRODUCTS/TECHNOLOGY
-    TARGET CLOSE - JUNE 2000
-    155 EMPLOYEES
-    $70M CASH AT 12/31/99
-    TARGET AT LEAST 2 YEARS CASH
-    CONSOLIDATE IN CAMBRIDGE AREA

BOARD OF DIRECTORS
     -  MARTYN D. GREENACRE, President and CEO, Delsys Pharmaceutical Corp.

     -  RUTH B. KUNATH, Vulcan Northwest, Inc.
     -  JAMES R. MCNAB, JR., Chairman, Reprogenesis
     - DOUGLAS A. MELTON, PH.D., Chair, Department of Molecular and Cellular Biology, Harvard University
     - DOROS PLATIKA, M.D., current President and CEO, Ontogeny, Inc.; future President and CEO, Curis, Inc.
     - MICHAEL ROSENBLATT, M.D., Harvard Medical School and Interim President, Beth Israel Deaconess Medical Center
     -  JAMES R. TOBIN, President and CEO, Boston Scientific

CURIS CORPORATE PARTNERS
-    BECTON DICKINSON
-    BIOGEN
-    COMGENEX
-    GENZYME MOLECULAR ONCOLOGY
-    INCYTE PHARMACEUTICALS
-    OXFORD ASYMMETRY
-    PERKIN ELMER'S TROPIX
-    STRYKER

CURIS ACADEMIC COLLABORATIONS
-    BARNES/WASH U
-    BOSTON CHILDREN'S
-    COLUMBIA
-    HARVARD
-    HARVARD MEDICAL
-    JOHNS HOPKINS
-    MICHIGAN
-    MIAMI PROJECT
-    MGH
-    MIT
-    NIH
-    STANFORD
-    UCSF
-    UMASS
-    VANDERBILT
-    WHITEHEAD

CURIS CORE STRENGTHS

-    FUNCTIONAL GENOMICS DISCOVERY PLATFORM
        Developmental Biology
        Proprietary biological assays and disease models
        Genomics partners
-    KEY TECHNOLOGIES FOR REGENERATIVE MEDICINE
        Protein factors

        Cell therapy technologies
        Biomaterials and tissue engineering
-    PRODUCT PIPELINE - PRECLINICAL TO PMA/BLA


DISCOVERY INPUT

Slide includes chart of developmental products


CURIS OPPORTUNITIES

-    REGENERATIVE MEDICINE
-    ONCOLOGY
-    FUNCTIONAL GENOMICS
-    DEVELOPMENTAL BIOLOGY


REGENERATIVE MEDICINE
     Developing therapies to repair and/or regenerate tissue to restore function.

CURIS PIPELINE

Slide includes chart of products in development by stage of development

REGENERATIVE MEDICINE

Slide includes images of proteins, cells, biomaterials, and small molecules applied to therapy

OP-1 IMPLANT(TM)
-    PRODUCT
     -  OP-1 Implant(TM) family of products*
-    MARKET OPPORTUNITY
     - Orthopaedic Reconstruction: more than 1.5 million procedures each year in US
-    ADVANTAGE
     -  Replace invasive autograft harvest
-    STATUS
     -  Fled for approval in US, Europe and Australia
* Partnered with Stryker Corporation

CHONDROGEL(TM):
VESICOURETERAL REFLUX
-    PRODUCT
     -  Cell/matrix gel
     -  Augmentation with autologous cartilage

-    MARKET OPPORTUNITY
     -  1% children affected
-    -  $200M worldwide potential
     -  10,000-15,000 procedures/yr. (U.S.)
-    ADVANTAGE
     -  Less invasive than surgery
-    STATUS: PHASE III

Slide includes image of bladder showing administration of product.


CHONDROGEL(TM):
PHASE III CLINICAL EVALUATION
     Orphan drug status
     DHHS clinical trial grant
     Successful Phase II
          23/29 patients completely resolved at 3 months
     Phase III trial
          49 patients enrolled (target 60)
          complete enrollment by 1H'00
     BLA target 1H'02

NEO-BLADDER FUNCTIONAL ORGAN REGENERATION
     Children's Hospital/Harvard
     Function at 11 months - canine studies
          95% of normal capacity
          Maintain compliance
     Unmet need - bladder augmentation
          Cancer, infection, trauma
          500,000 patients with deficiency
          20,000 surgeries/yr. (U.S.)
     Current standard - bowel transplant
          High donor site morbidity
          High complication rate
          Marginal efficacy
     Phase II IND target: 2001

AUTOLOGOUS NEO-BLADDER
     Biopsy patient bladder
     Expand cells and combine with matrix
     Surgically attach Neo-bladder
     Vascularize with omentum

Slide includes image of bladder showing administration of product.

MAINTENANCE OF CAPACITY AND COMPLIANCE IN AUGMENTED BLADDER
     Canine subtotal cystectomy model at 11 months

Slide shows images of bladder and chart with time after implant


VASCUGEL (TM) - Restenosis in Coronary Artery Disease
     Standard care is CABG or PTCA/Stent
      . 450,000 CABG procedures U.S./yr
      . 565,000 PTCA U.S./yr
      . 395,000 Stents U.S./yr
     Restenosis and thrombosis occur in 20%-40% of cases
     Prevention requires delivery of multiple agents
     Endothelial cells produce known anti-restenosis agents
          HSPG, Prostacyclin

Slide shows image of blocked artery


PRECLINICAL REDUCTION IN RESTENOSIS AND THROMBOSIS
     Porcine carotid balloon injury model

Slide shows charts of restenosis and thrombosis reduction


VASCUGEL (TM) DEVELOPMENT STATUS
     Vein graft applications
          Human endothelial cells
          Initial indications is CABG
          Phase I/II IND filing planned for 2000
          NIST/ATP grant provides clinical support
     Endovascular applications
          Human endothelial cells
          Initial indication in coronary stenting
          Phase I/II IND filing planned for 2001
          NIST/ATP Grant provides preclinical support

Slide shows image of equipment


BASAL CELL CARCINOMA

Slide shows image of human body


BASAL CELL CARCINOMA
     Most common human cancer
          U.S. incidence: 700,000 -900,000/year

          Lifetime risk, caucasians: 1/4-1/3
     UV induced
          Increased risk with sun exposure
     Heritable (BCNS): many tumors, early onset
     Sporadic: few tumors, later onset

BASAL CELL CARCINOMA TIMELINE
     1996: Mutation associated with disease
     1997: Animal model validated
     1998: Therapeutic program initiated
          In vitro assay created and validated
          Combinatorial chemistry libraries accessed
          HTS completed and hits identified
     1999: Optimization
     2000: IND preparation

IPF1 CONTROLS PANCREATIC FORMATION

Slide shows image of pancreas buds

IPF1(-) MICE HAVE NO PANCREAS
     Mice lacking the IPF1 gene do not develop a pancreas and die soon after birth, presumably from uncontrolled Type 1 diabetes

Slide shows image of mice


MATURATION FACTOR REGULATES INSULIN SECRETION

Slide shows image chart of insulin release/maturation factor


DECAY OF ISLET GLUCOSE RESPONSE IN VITRO

Slide shows graph of days in culture/insulin release


HEDGEHOG STIMULATES HAIR GROWTH

Slide shows image of mouse skin biopsy


Hh GENERATES HAIR GROWTH IN A DOSE RELATED MANNER

HEDGEHOG ACCELERATES HAIR GROWTH
     Black mice, dyed blond, injected intradermally with adenovirus +/- Shh insert

     Accelerated growth of existing hair would appear as blond hair with "dark roots"
     Instead, acceleration of hair follicle maturation results in new all black hair in Shh-treated mice

Slide shows image of mice hair growth


CURIS PIPELINE

Slide includes chart of products in development by stage of development


CURIS SUMMARY
     Regenerative medicine company of the future
     Potential powerhouse with:
          Product under regulatory review in US, Europe and Australia
          Multiple products in late-stage clinical development
          Numerous early clinical and advanced pre-clinical products
          Discovery engine that combines functional genomics and developmental biology
     More than 150 issued patents and 225 pending patent application worldwide


                                     CURIS

                        Regenerative Therapeutics from
                            Functional Genomics and
                             Developmental Biology